Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 16, 2014

For immediate release		Press Contacts:

	OppenheimerFunds Kaitlyn Downing +1 212 323 0231 kdowning@ofiglobal.com	Barclays Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays and OFI Global Asset Management will partner to launch the Barclays OFI SteelPath MLP ETNs

New ETNs will leverage OFI SteelPath’s expertise in MLPs to provide exposure to midstream assets while reducing correlation to oil and gas prices

New York, April 16, 2014 – Barclays Bank PLC (“Barclays”) and OFI Global Asset Management, which consists of OppenheimerFunds, Inc. and certain of its advisory subsidiaries, announced today the planned launch of the Barclays OFI SteelPath MLP ETNs (the “ETNs”). Barclays plans to apply to list the ETNs on the NYSE Arca Stock Exchange (“NYSE Arca”) under the ticker symbol OSMS. If the application is approved, Barclays expects that the ETNs will begin trading on NYSE Arca on April 24, 2014.

The ETNs will be linked to the Volume-Weighted Average Price (“VWAP”) of the Barclays OFI SteelPath Midstream MLP Index (the “Index”). An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility. You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.

The Index is designed to track the performance of a basket of direct interests in master limited partnerships and limited liability companies (collectively, the “Index Constituents”). The Index Constituents are selected for inclusion in the Index based on certain eligibility criteria, including distribution payment history, lower relative correlation to oil and natural gas prices, and size as measured by free-float market capitalization and average daily trading value. The Index’s focus on distribution growth and low commodity sensitivity incorporates key aspects of the OFI SteelPath Midstream MLP Strategy on which the Index is based. Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.

The partnership combines OFI SteelPath’s experience and leadership within the energy infrastructure space with Barclays’ strong brand and position in exchange-traded notes. The ETNs will offer investors exposure to the OFI SteelPath

For immediate release		Press Contacts:

	OppenheimerFunds Kaitlyn Downing +1 212 323 0231 kdowning@ofiglobal.com	Barclays Mark Lane +1 212 412 1413 mark.lane@barclays.com

Midstream MLP Strategy, which expands OFI SteelPath’s footprint beyond mutual funds and separately managed accounts offered through the OFI Global Asset Management franchise.

“This partnership provides OFI SteelPath with another investment vehicle to better serve our clients’ needs,” said Krishna Memani, Chief Investment Officer of OppenheimerFunds. “Our historical focus has been on mutual funds and other actively managed investment vehicles. However, as our firm continues to grow and evolve, we recognize that certain investors have a preference for the ETN structure in this asset class.”

“We are excited to have been able to collaborate with OppenheimerFunds to bring these ETNs to market, expanding our ever-growing product range,” said Ian Merrill, Head of ETNs, Americas, at Barclays. “The MLP asset class continues to offer investors the potential for income producing investment opportunities, and these ETNs provides investors strategy-based exposure to midstream MLPs in an exchange-traded format.”

OFI SteelPath has significant experience with the MLP asset class, having launched its first fund in 2010 to complement its existing SMA program. OFI SteelPath also launched the first-ever suite of open-end mutual funds focused on energy infrastructure MLPs in 2010. These products were followed by the Oppenheimer SteelPath MLP Alpha Plus Fund, launched in 2012, which offers exposure to a concentrated, leveraged portfolio of energy infrastructure MLPs.

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About OFI Global Asset Management

OFI Global Asset Management consists of OppenheimerFunds, Inc. and certain of its advisory subsidiaries, including OFI Global Asset Management, Inc., OFI Global Institutional, Inc., OFI SteelPath, Inc. and OFI Global Trust Company. The firm offers a full range of investment solutions across equity, fixed income and alternative asset classes. As of March 31, 2014, the firm managed $237.01 billion in assets. Clients include institutional investors globally such as corporations, public funds, foundations and endowments, as well as retail mutual fund investors.

Selected Risk Considerations

An investment in any ETNs linked to the Barclays OFI SteelPath Midstream MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

For immediate release		Press Contacts:

	OppenheimerFunds Kaitlyn Downing +1 212 323 0231 kdowning@ofiglobal.com	Barclays Mark Lane +1 212 412 1413 mark.lane@barclays.com

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs. Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Midstream – Oil & Gas and Liquid Petroleum and Natural Gas Shippers categories, as determined by the Bloomberg Industry Classification System® (“BCIS”). In addition, many of the Index Constituents are

For immediate release		Press Contacts:

	OppenheimerFunds Kaitlyn Downing +1 212 323 0231 kdowning@ofiglobal.com	Barclays Mark Lane +1 212 412 1413 mark.lane@barclays.com

smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy infrastructure and midstream energy business MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop: We plan to apply to list the ETNs on NYSE Arca but we cannot guarantee that such application will be approved and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity to trade or sell your ETNs easily , as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

OppenheimerFunds Distributor, Inc. (“OFDI”), doing business as OFI Global Asset Management, assists in the promotion of the Barclays OFI SteelPath MLP ETN. OFDI is not affiliated with Barclays Capital Inc. or Barclays Bank PLC.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Barclays Capital Inc. and its affiliates do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or

For immediate release		Press Contacts:

	OppenheimerFunds Kaitlyn Downing +1 212 323 0231 kdowning@ofiglobal.com	Barclays Mark Lane +1 212 412 1413 mark.lane@barclays.com

written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant ETN, ETF or other investment for more detailed information, and should also consult your tax advisor prior to making any investment decision.

“OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of OFI SteelPath, Inc. (the “Index Selection Agent”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index. “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (the “Index Sponsor”) and the Index Selection Agent do not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and neither the Index Sponsor nor the Index Selection Agent shall have any liability for any errors, omissions, or interruptions therein. The Index Sponsor and the Index Selection Agent do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED  NO BANK GUARANTEE  MAY LOSE VALUE